Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

Third Quarterly Report of 2018

1.	Important Notice

1.1.

The Board of Directors, the Supervisory Committee and the Directors, Supervisors and Senior Management of PetroChina Company Limited (the “Company”) warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2.	This quarterly report has been approved at the sixth meeting of the Board of Directors of the Company in 2018. All Directors have attended the meeting of the Board of Directors.

1.3.

Mr. Wang Yilin, Chairman of the Board of Directors of the Company, Mr. Zhang Jianhua, Vice Chairman of the Board of Directors and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

1.4.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The third quarterly report of the Company is unaudited.

2.	Basic Information of the Company

2.1	Key Financial Data

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,483,265	2,404,612	3.3
Equity attributable to owners of the Company	1,217,448	1,193,520	2.0

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	256,937	244,295	5.2

Unit: RMB Million

	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2018	2017	Changes over the same period of the preceding year (%)	2018	2017	Changes over the same period of the preceding year (%)
Revenue	601,111	481,795	24.8	1,709,933	1,457,704	17.3
Profit attributable to owners of the Company	21,036	4,690	348.5	48,124	17,366	177.1
Return on net assets (%)	1.7	0.4	1.3 percentage points	4.0	1.5	2.5 percentage points
Basic earnings per share (RMB Yuan)	0.115	0.026	348.5	0.263	0.095	177.1
Diluted earnings per share (RMB Yuan)	0.115	0.026	348.5	0.263	0.095	177.1

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,483,559	2,404,910	3.3
Equity attributable to equity holders of the Company	1,217,735	1,193,810	2.0

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	256,937	244,295	5.2

Unit: RMB Million

	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2018	2017	Changes over the same period of the preceding year (%)	2018	2017	Changes over the same period of the preceding year (%)
Operating income	601,111	481,795	24.8	1,709,933	1,457,704	17.3
Net profit attributable to equity holders of the Company	21,035	4,688	348.7	48,121	17,362	177.2
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	27,952	6,654	320.1	58,179	21,956	165.0
Weighted average return on net assets (%)	1.7	0.4	1.3 percentage points	4.0	1.5	2.5 percentage points
Basic earnings per share (RMB Yuan)	0.115	0.026	348.7	0.263	0.095	177.2
Diluted earnings per share (RMB Yuan)	0.115	0.026	348.7	0.263	0.095	177.2

Unit: RMB Million

Non-recurring profit/loss items	For the nine months ended September 30, 2018 profit/(loss)
Net loss on disposal of non-current assets	(9,575)
Government grants recognised in the income statement	558
Reversal of provisions for bad debts against receivables	13
Net profit or loss arising from disposal of subsidiary	1
Other non-operating income and expenses	(4,018)

Sub-total	(13,021)

Tax impact of non-recurring profit/loss items	2,958
Impact of non-controlling interests	5

Total	(10,058)

2.1.3	Differences between CAS and IFRS

Ö  Applicable    ☐  Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB63,326 million and RMB63,323 million, respectively, with a difference of RMB3 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,414,963 million and RMB1,415,251 million, respectively, with a difference of RMB288 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (中國石油天然氣集團公司, now known as 中國石油天然氣集團有限公司, “CNPC” before and after the change of name). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2

Total Number of Shareholders, Shareholdings of Top Ten Shareholders and Shareholdings of Top Ten Holders of Marketable Shares (or Holders of Shares Without Selling Restrictions) as at the End of the Reporting Period

Number of shareholders as at the end of the reporting period	498,543 shareholders including 491,987 holders of A shares and 6,556 holders of H shares (including 171 holders of the American Depository Shares)

Shareholdings of the top ten shareholders of shares without selling restrictions

Name of shareholders		Number of shares held		Type of shares
1	CNPC	149,143,168,236	(1)	A shares
2	HKSCC Nominees Limited(2)	20,878,986,390	(3)	H shares
3	CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account (4)	3,820,000,000		A shares
4	CNPC-CSC-17 CNPC EB Pledge and Trust Special Account (5)	2,060,679,800		A shares
5	China Securities Finance Corporation Limited	1,139,138,704		A shares
6	Beijing Chengtong Financial Holding Investment Co., Ltd.	972,762,646		A shares
7	Guoxin Investment Co., Ltd.	962,456,346		A shares
8	China Baowu Steel Group Corporation Limited	624,000,000		A shares
9	Ansteel Group Corporation	440,000,000		A shares
10	Central Huijin Asset Management Co., Ltd.	206,109,200		A shares

Shareholdings of the top ten shareholders

Name of shareholders		Number of shares held	Type of shares
1	CNPC	149,143,168,236	A shares
2	HKSCC Nominees Limited	20,878,986,390	H shares
3	CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,820,000,000	A shares
4	CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,060,679,800	A shares
5	China Securities Finance Corporation Limited	1,139,138,704	A shares
6	Beijing Chengtong Financial Holding Investment Co., Ltd.	972,762,646	A shares
7	Guoxin Investment Co., Ltd.	962,456,346	A shares
8	China Baowu Steel Group Corporation Limited	624,000,000	A shares
9	Ansteel Group Corporation	440,000,000	A shares
10	Central Huijin Asset Management Co., Ltd.	206,109,200	A shares

Statement on the connection or activities acting in concert among the above-mentioned shareholders:

The Company is not aware of any connection among or between the other top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

Notes:

(1)   Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2)   HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)   291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total issued shares of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)   On November 21, 2017, CNPC transferred 3,820,000,000 A shares to CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account as 17 CNPC E2 Pledge and Trust Property, representing approximately 2.09% of the total share capital of the Company. Please see the announcement made by the Company on the website of Shanghai Stock Exchange numbered as Lin 2017-049 and the announcement on the website of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) on November 21, 2017.

(5)   On July 3, 2017, CNPC transferred 2,061,000,000 A shares to CNPC-CSC-17 CNPC EB Pledge and Trust Special Account as 17 CNPC EB Pledge and Trust Property, representing approximately 1.13% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-028 and the announcement on the website of the Hong Kong Stock Exchange on July 3, 2017. As at the end of the Reporting Period, 320,200 shares of the Company have been exchanged by somebondholders of 17 CNPC EB.

2.3

Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the End of the Reporting Period

☐  Applicable    Ö  Inapplicable

2.4	Business Review

In the first three quarters of 2018, the world economy recovered moderately with unbalanced developments among various economies and increasing unstable and uncertain risks in the global political and economic environments. China’s economy maintained its tendency to be steady and turn for better with an increase of 6.7% in the GDP as compared with the same period of last year. The demand and supply in the global oil market was in a state of tight balance. The international oil prices fluctuated with a rising tendency and the average price increased significantly as compared with the same period of last year. The average spot price of North Sea Brent crude oil and the average spot price of the West Texas Intermediate (“WTI”) crude oil were US$72.13 per barrel and US$66.92 per barrel, respectively, representing an increase of 39.1% and 35.7% as compared with the same period of last year, respectively. The domestic refined products market is of abundant supply and demand and faces fierce competition. The market demand for natural gas continued to grow rapidly.

Facing the complex and difficult operating situations domestically and abroad, the Group grasped the favorable opportunities offered by the rising oil prices and the increasing market demand for natural gas, pursued to its guidelines of steady development, focused on high-quality developments, deepened reform and innovation as driving forces, broadened sources of income, reduced costs and improved efficiency. The Group took proactive measures to adapt itself to changes in the market, optimised its production of oil and gas, and strengthened the balance of resources and the coordination of operations. The Group achieved stable and controlled production and operation and its operating results improved significantly. In the first three quarters of 2018, under IFRS, the Group achieved the revenue of RMB1,709,933 million and the net profit attributable to owners of the Company of RMB48,124 million, representing an increase of 17.3% and RMB30,758 million respectively as compared with the same period of last year. The financial position of the Group stayed stable with a decrease in interest-bearing debts and debt to capital ratio. The cash flow was favorable and the free cash flow continued to be positive.

In respect of domestic exploration and production business, taking into account the developments and potential resources of various oil fields, the Group optimised its deployment of exploration and development activities, promoted steady production of crude oil, devoted more efforts to exploration in key gas regions, optimised capacity construction targets, kept increasing the domestic output of natural gas. In respect of overseas oil and gas business, fully leveraging The Belt and Road Initiative, the Group adjusted output flexibly based on price movements and profitability and pushed forward production in an orderly way. The Abu Dhabi offshore oil field projects were successfully completed and operated with high quality. The LNG Canada Project formally entered into the implementation stage with the final investment decision on Phase I passed. In the first three quarters of 2018, the crude oil output of the Group amounted to 663.3 million barrels, representing an increase of 0.5% as compared with the same period of last year. The marketable natural gas output of the Group amounted to 2,661.6 billion cubic feet, representing an increase of 4.8% as compared with the same period of last year. The oil and gas equivalent output was 1,107.0 million barrels, representing an increase of 2.2% as compared with the same period of last year, of which the domestic oil and gas equivalent output was 957.5 million barrels, representing an increase of 1.4% as compared with the same period of last year and the overseas oil and gas equivalent output was 149.5 million barrels, representing an increase of 7.8% as compared with the same period of last year. In the first three quarters of 2018, in the exploration and production segment, the Group took proactive measures to pursue its low-cost strategy and devoted major efforts to promoting the guidelines of broadening sources of income, reducing cost and improving efficiency. The unit oil and gas lifting cost was US$11.47 per barrel, representing a decrease of 3.0% as compared with the same period of last year, excluding the foreign exchange impact. Benefiting from the combined effect of such factors as increase in crude oil prices and intensified control of costs and expenses, the exploration and production segment achieved an operating profit of RMB57,884 million, representing an increase of RMB46,901 million as compared with RMB10,983 million for the same period of last year and thus maintained as the primary profitable segment of the Group.

In respect of refining and chemicals, adhering to the principles of market orientation, the Group continued to push forward transformation and upgrading, kept optimising the allocation of resources and the structure of products, increased the production of marketable and highly profitable products and adjusted the diesel to gasoline ratio of its production down to 1.21 from 1.31 in the same period of last year. The Group increased the processing workload of its chemical production facilities and, while many of its petrochemical facilities including Jilin Petrochemical, Sichuan Peterochemcial and Daqing Petrochemcial were under routine overhaul, maintained a basically steady output of commercialized petrochemical products. The Group strengthened control over costs and expenses, thus maintaining the positive tendency to make profit. In the first three quarters of 2018, as a result of such factors as the commencement of production of Yunnan Petrochemical in the second half of 2017, the Group processed 825.6 million barrels of crude oil, representing an increase of 10.9% as compared with the same period of last year. The Group produced 77.15 million tons of gasoline, diesel and kerosene, representing an increase of 14.1% as compared with the same period of last year. In the first three quarters of 2018, the refining and chemicals segment exercised strict control over costs and expenses and achieved a refinery unit cash processing cost of RMB160.38 per ton, representing a decrease of 2.1% as compared with the same period of last year. The segment achieved an operating profit of RMB36,631 million, representing an increase of 32.1% as compared with RMB27,732 million for the same period of last year. Specifically, the refining operations achieved an operating profit of RMB27,776 million, representing an increase of 65.4% as compared with RMB16,795 million for the same period of last year. Due to the impact of the routine overhaul of a number of petrochemical facilities and the decrease in the gross profit of chemical products, the chemicals operations achieved an operating profit of RMB8,855 million, representing a decrease of 19.0% as compared with RMB10,937 million for the same period of last year.

In respect of marketing, facing such unfavourable challenges as the significant increase of resources and fiercer competition in the domestic refined products market, the Group optimised its sales structure and generally strengthened the integrated marketing of refined products, fuel cards, non-oil business, lubricants and natural gas and the “internet + marketing” initiatives. Fully leveraging the role of international trade in regulating resources and creating profitability, the Group developed overseas markets of high profitability, made an overall planning for the export and import of resources, and improved the overall profitability while ensuring a smooth industrial chain. In the first three quarters of 2018, the segment sold 136.717 million tons of gasoline, kerosene and diesel, representing an increase of 10.749 million tons (8.5%) as compared with the same period of last year. In the first three quarters of 2018, the marketing segment achieved an operating profit of RMB6,424 million, representing an increase of 12.0% as compared with RMB5,734 million for the same period of last year.

In respect of natural gas and pipeline, the Group leveraged the advantages of centralised adjustment and control, kept improving the operating efficiency and profitability of pipelines network. In view of the increasing demand for natural gas in the market, the Group built a profitability-oriented natural gas marketing mechanism starting from the allocation of resources and market segmentation. The Group intensified its efforts to develop incremental markets, took active steps to expand high-end and high-profitability markets and continuously enhanced the value of the natural gas business chain. In the first three quarters of 2018, as a result of such factors as the increase in the price and sales of natural gas as compared with the same period of last year, the natural gas and pipeline segment achieved an operating profit of RMB19,719 million, representing an increase of 9.3% as compared with RMB18,045 million for the same period of last year. In the first three quarters of 2018, as a result of the increase in the imports of natural gas, the net loss incurred from sales of imported gas and LNG in the natural gas and pipeline segment amounted to RMB19,957 million, representing an increase in loss of RMB2,962 million as compared with the same period of last year. The Group will continue to take effective measures to control losses as much as possible.

In the first three quarters of 2018, the average realised price for crude oil of the Group was US$67.93 per barrel, representing an increase of 39.3% as compared with the same period of last year, of which the domestic realised price was US$66.69 per barrel. The average realised price for natural gas was US$5.72 per thousand cubic feet, representing an increase of 13.0% as compared with the same period of last year, of which the domestic realised price was US$5.90 per thousand cubic feet.

Summary of Key Operating Data for the First Three Quarters of 2018

Operating Data	Unit	For the nine months ended September 30		Changes over the same period of the preceding year (%)
		2018	2017
Crude oil output	Million barrels	663.3	660.1	0.5
of which: domestic	Million barrels	549.2	554.6	(1.0)
overseas	Million barrels	114.1	105.5	8.2
Marketable natural gas output	Billion cubic feet	2,661.6	2,539.2	4.8
of which: domestic	Billion cubic feet	2,449.5	2,339.9	4.7
overseas	Billion cubic feet	212.1	199.3	6.4
Oil and natural gas equivalent output	Million barrels	1,107.0	1,083.4	2.2
of which: domestic	Million barrels	957.5	944.7	1.4
overseas	Million barrels	149.5	138.7	7.8
Processed crude oil	Million barrels	825.6	744.5	10.9
Gasoline, kerosene and diesel output	Thousand tons	77,150	67,591	14.1
of which: Gasoline	Thousand tons	31,512	26,998	16.7
Kerosene	Thousand tons	7,427	5,284	40.6
Diesel	Thousand tons	38,211	35,309	8.2
Gasoline, kerosene and diesel sales	Thousand tons	136,717	125,968	8.5
of which: Gasoline	Thousand tons	55,489	48,458	14.5
Kerosene	Thousand tons	14,326	12,459	15.0
Diesel	Thousand tons	66,902	65,051	2.8
Output of key chemical products
Ethylene	Thousand tons	4,008	4,280	(6.4)
Synthetic resin	Thousand tons	6,564	6,880	(4.6)
Synthetic fibre raw materials and polymer	Thousand tons	1,032	1,035	(0.3)
Synthetic rubber	Thousand tons	630	589	7.0
Urea	Thousand tons	802	1,164	(31.1)

Notes: (1)	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

3. Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

Ö  Applicable     ☐Inapplicable

Unit: RMB Million

Items	September 30, 2018	December 31, 2017	Changes (%)	Key explanation of the changes
Advances to suppliers	27,535	10,191	170.2	Mainly due to the increase in amount such as prepayments for oil and materials of the current period
Available-for-sale financial assets	—	1,937	—	In accordance with the Accounting Standards for Enterprises No.37 - Presentation of Financial Instruments (Amended), effective from January 1, 2018, the investments in non-tradable equity instruments under available-for-sale financial assets were transferred into investments in other equity instrument, while the comparative financial statements do not need to be adjusted (for details please refer to 3.6 Other significant events). The change was mainly due to the transferring out part of the investments in other equity instruments
Investments in other equity instruments	932	—	—
Other non-current assets	38,916	25,483	52.7	Mainly due to the increase in prepayments for equipments and construction materials
Advances from customers	—	67,176	—	In accordance with the Accounting Standards for Enterprises No.14 – Revenue (Amended) effective from January 1, 2018, the advances from customers arising from transferring commodities (or providing services) were transferred into contract liabilities, instead of advances from customers, while the comparative financial statements do not need to be adjusted (for details please refer to 3.6 Other significant events)
Contract liabilities	78,830	—	—
Employee compensation payable	15,488	6,955	122.7	Mainly due to the increase in the outstanding amount of remuneration payable as compared with that at the end of last year
Other payables	87,726	32,804	167.4	Mainly due to the increase in dividends payable and other payables relating to other business
Other current liabilities	4,217	1,673	152.1	Mainly due to the increase in the inter borrowings of overseas subsidiaries during the ordinary course of production and operation

Items	For the nine months ended September 30		Changes (%)	Key explanation of the changes
	2018	2017
Asset impairment losses	(162)	(393)	(58.8)	Mainly due to the decrease in provision for inventory depreciation of certain chemical products
Credit losses	11	—	—	Mainly due to reversal of bad debts associated with other receivables
Other income	6,724	3,654	84.0	Mainly due to the recognised increase in the refunding of VAT for imported gas with the increase in the import volume
Investment income	5,398	3,757	43.7	Mainly due to the increase in investment income from associated companies and joint ventures that should be recognised
Operating profit	114,637	46,581	146.1	Mainly due to the rise in prices of crude oil, refined products and other major products and the increase in the sales of oil and gas products
Profit before taxation	101,491	40,440	151.0
Net profit	63,323	29,890	111.9
Non-operating income	1,484	2,820	(47.4)	Mainly due to the decrease in compensation for demolition and relocation
Non-operating expenses	(14,630)	(8,961)	63.3	Mainly due to the increase in the loss of disposal of oil and gas assets and fixed assets
Income tax expense	(38,168)	(10,550)	261.8	Mainly due to the increase in taxable amount of income and the relatively high tax rates of certain overseas projects
Net profit attributable to equity holders of the Company	48,121	17,362	177.2	Mainly due to the increase in net profit
Basic earnings per share (RMB Yuan)	0.263	0.095	177.2
Diluted earnings per share (RMB Yuan)	0.263	0.095	177.2
Changes in fair value of investments in other equity instruments	(111)	—	—	In accordance with the Accounting Standards for Enterprises No.37 - Presentation of Financial Instruments (Amended), effective from January 1, 2018, the investments in non-tradable equity instruments under available-for-sale financial assets were transferred into investments in other equity instrument, while the comparative financial statements do not need to be adjusted (for details please refer to 3.6 Other significant events). The change was mainly due to the decrease in fair value of other equity instruments became less compared with the previous period
Gains or losses arising from changes in the fair value of available-for-sale financial assets	—	(337)	—

Items	For the nine months ended September 30		Changes (%)	Key explanation of the changes
	2018	2017
Other comprehensive income recognised under equity method that may be reclassified to profit or loss	485	(254)	—	Mainly due to the changes in other comprehensive income of joint ventures
Translation differences arising from translation of foreign currency financial statement	181	3,533	(94.9)	Mainly due to the appreciation of the Renminbi against the Canadian dollar and the Australian dollar
After-tax amount of other comprehensive income attributable to non-controlling interests	2,677	(1,597)	—	Mainly due to the appreciation of the US dollar, resulting in the increase in the converted differences in foreign currency statements of oversears subsidiaries
Net cash flows used for financing activities	(74,702)	(44,886)	66.4	Mainly because the Group tightly controlled the interest-bearing debt, repaid borrowings and reduced new borrowings

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐Applicable    ÖInapplicable

3.3	Status of fulfilment of undertakings given by the Company and shareholders with a shareholding of 5% or more

ÖApplicable    ☐Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfilment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2018 Interim Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

ÖApplicable    ☐Inapplicable

In the first three quarters of 2018, the prices of international crude oil fluctuated with a rising tendency, and the average realised price of the Group during the reporting period rose significantly as compared with the same period of last year, as a result of which the profitability continued to turn better. In the fourth quarter of 2018, it is expected that there will be quite uncertain geopolitical risks and the global oil market will be tightly balanced, with a possibility of demand exceeding supply in a short period, and the international oil prices will continue to fluctuate within a certain range. The net profit attributable to equity holders of the Company for 2018 is expected to increase substantially as compared with the same period of last year.

The above estimation was only preliminary. Please refer to 2018 Annual Report to be officially disclosed by the Company for specific and accurate financial information.

3.5	Securities Investment

☐Applicable    ÖInapplicable

3.6	Other Significant Events

ÖApplicable    ☐Inapplicable

3.6.1.	The impact on CAS

(a) New revenue standard

The Accounting Standards for Business Enterprises No. 14—Revenue (Revised) (hereinafter referred to as the “new revenue standard”) issued by the Ministry of Finance (MOF) in 2017 has replaced the Accounting Standards for Business Enterprises No. 14—Revenue and Accounting Standards for Business Enterprises No. 15—Construction Contracts issued by MOF in 2006. The Group adopted the new revenue standard from January 1, 2018. The adoption of the new revenue standard exerts no material impact on the Group’s accounting policies related to revenue.

Considering the cumulative effect of initial application of the new revenue standard, the adoption of the new revenue standard exerts no material impact on the Group’s retained earnings as at January 1, 2018 and comparative information has not been restated. There has been no material impact on each of the line items in the consolidated and company income statements for the nine months ended September 30, 2018 and the consolidated and company balance sheets as at September 30, 2018 compared with the financial statements had the previous policies been applied, except that some line items in the financial statements are reclassified.

(b) New financial instruments standards

In 2017, the MOF issued the Accounting Standards for Business Enterprises No. 22—Recognition and Measurement of Financial Instruments (Revised), the Accounting Standards for Business Enterprises No. 23—Transfer of Financial Instruments (Revised), the Accounting Standards for Business Enterprises No. 24—Hedging accounting (Revised) and the Accounting Standards for Business Enterprises No. 37—Presentation of Financial Instruments (Revised) (together referred to as “new standards on financial instruments”). The Group adopted the new financial instruments standards from January 1, 2018, and updated the relevant contents in the group accounting policy accordingly.

The Group did not designate or de-designate any financial asset or financial liability at FVTPL at January 1, 2018. As for the non-trading equity instrument investments used to be classified as “available-for-sale financial assets”, the Group chooses to irrevocably designate them as carried at fair value and through other comprehensive income (FVTOCI) (not to be carried forward into current profit or loss in the future) which shall be accounted for in “Investments in other equity instruments”. The closing loss allowance determined in accordance with the old financial instruments standards as at December 31, 2017 is not materially different from the opening loss allowance determined in accordance with the new financial instruments standards as at January 1, 2018. According to CAS, the Group has not adjusted the comparative figures in the financial statements.

(c) Interpretation No.9 to 12

The MOF issued CAS Bulletin No.9—Accounting of Net Investment Losses under Equity Method, CAS Bulletin No.10—Applying Revenue-based Depreciation Method on Fixed Assets, CAS Bulletin No.11—Applying Revenue-based Amortisation Method on Intangible Assets and CAS Bulletin No.12—Determination of Whether the Provider and Receiver of Key Management Personnel Services are Related Parties (hereinafter collectively referred to as the “CAS Bulletins No.9-12”) in 2017.

The Group has reviewed the relevant accounting policies in accordance with the requirements related to the accounting of net investment losses under equity method, the depreciation and amortisation methods of fixed assets and intangible assets and the related party identification and disclosure of key management personnel services of CAS Bulletins No.9-12. The adoption of CAS Bulletins No.9-12 does not have material impact on the financial position and financial performance of the Group.

(d) Presentation of financial statements

The MOF issued the “Notice on Revision of the Illustrative Financial Statements for 2018” (Caikuai [2018] No.15) in June 2018.

The Group has prepared financial statements for the nine months ended September 30, 2018 in accordance with Caikuai [2018] No.15 and related interpretation. Presentation of comparative financial statements have been adjusted retrospectively.

According to the above regulations, the Group has combined notes receivable and accounts receivable into notes and accounts receivable, combined construction in progress and construction materials into construction in progress, combined fixed assets and fixed assets liquidation into fixed assets, combined notes payable and accounts payable into notes and accounts payable, combined interest payable, dividends payable and other payables into other payables, presented research and development expenses separately included in the general and administrative expenses originally.

Details of changes in accounting policies and its impacts mentioned above, please see Note “4 (30) Changes in Significant Accounting Policies” of financial statements prepared in accordance with CAS in the 2018 Interim Report of PetroChina Company Limited.

3.6.2	The impact on IFRS

The Group adopted the IFRS 15— Revenue from Contracts with Customers (“IFRS 15”) and the IFRS 9— Financial Instruments (“IFRS 9”) from January 1, 2018. The initial adoption of IFRS 15 exerts no material impact on the retained earnings and other financial statements items at the beginning of 2018 and consequently no adjustment has been made to the comparative figures. In accordance with requirements under IFRS 9, the Group has made retrospective adjustment to the classification and measurement of financial instruments (impairment included) and made an assessment on the difference between the original carrying amount and the carrying amount at the date of adoption of the new standards. The initial adoption of IFRS 9 exerts no material impact on the retained earnings and other comprehensive income at the beginning of 2018 and consequently no adjustment has been made to the comparative figures.

Details of changes in accounting policies and its impacts mentioned above, please see Note “4 Changes in Significant Accounting Policies” of financial statements prepared in accordance with IFRS in the 2018 Interim Report of PetroChina Company Limited.

3.6.3	Relevant Documents Relating to the Coordinating and Stable Developments of Natural Gas Promulgated by Chinese Government

On August 30, 2018, the Chinese government promulgated the Certain Opinions of the State Council on Facilitating the Coordinated and Steady Development of Natural Gas (Guo Fa [2018] No.31, hereinafter referred to as the Opinions). It is required in the Opinions that the upstreams, middle-streams and downstreams of the natural gas industry should be developed in a coordinated way so as to build a production, supply, storage and sale system of natural gas that is based on domestic resources, with diversified sources of imports, perfect deployment of pipeline network, well-matched storage and peak-shaving, reasonable usage structure, safe and reliable operation. It is also required in the Opinions to give effect to the natural gas development plan, speed up the construction of capacity and major infrastructure projects of natural gas, devote more efforts to domestic exploration and development, deepen the oil and gas system reform, regulate use of gas and market order, maintain a good balance between supply and demand by sticking to a market-oriented approach, make full use of such clean energies as natural gas, and promote the replacement of coal by multiple channels and means.

This matter does not affect the continuity of the Group’s business operation and the stability of the Group’s management, and is helpful to the sustainable and healthy development of the natural gas business of the Group and the continuous improvement of its operating results.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

October 30, 2018

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and executive director; Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

4. Appendix

A. Financial statements for the third quarter of 2018 prepared in accordance with CAS

1. Consolidated Balance Sheet

ASSETS	September 30, 2018	December 31, 2017
	RMB million	RMB million
Current assets
Cash at bank and on hand	166,887	136,121
Notes and accounts receivable	87,813	72,358
Advances to suppliers	27,535	10,191
Other receivables	17,572	14,128
Inventories	176,950	144,669
Other current assets	58,151	47,695

Total current assets	534,908	425,162

Non-current assets
Available-for-sale financial assets	—	1,937
Long-term equity investments	86,208	81,216
Investments in other equity instruments	932	—
Fixed assets	669,801	695,034
Oil and gas properties	766,617	811,604
Construction in progress	222,039	196,192
Intangible assets	73,323	72,913
Goodwill	42,357	41,934
Long-term prepaid expenses	27,599	26,711
Deferred tax assets	20,859	26,724
Other non-current assets	38,916	25,483

Total non-current assets	1,948,651	1,979,748

TOTAL ASSETS	2,483,559	2,404,910

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

1. Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	September 30, 2018	December 31, 2017
	RMB million	RMB million
Current liabilities
Short-term borrowings	89,644	93,881
Notes and accounts payable	227,672	235,211
Advances from customers	—	67,176
Contract liabilities	78,830	—
Employee compensation payable	15,488	6,955
Taxes payable	58,093	57,431
Other payables	87,726	32,804
Current portion of non-current liabilities	62,158	81,536
Other current liabilities	4,217	1,673

Total current liabilities	623,828	576,667

Non-current liabilities
Long-term borrowings	189,166	195,192
Debentures payable	91,731	94,666
Provisions	138,047	131,546
Deferred tax liabilities	11,165	12,667
Other non-current liabilities	14,371	12,562

Total non-current liabilities	444,480	446,633

Total liabilities	1,068,308	1,023,300

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,686	128,639
Special reserve	16,103	13,366
Other comprehensive income	(26,878)	(27,433)
Surplus reserves	188,769	188,769
Undistributed profits	728,034	707,448

Equity attributable to equity holders of the Company	1,217,735	1,193,810
Non-controlling interests	197,516	187,800

Total shareholders’ equity	1,415,251	1,381,610

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,483,559	2,404,910

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

2. Company Balance Sheet

ASSETS	September 30, 2018	December 31, 2017
	RMB million	RMB million
Current assets
Cash at bank and on hand	81,214	44,432
Notes and accounts receivable	17,638	19,087
Advances to suppliers	14,289	4,065
Other receivables	16,350	25,682
Inventories	120,519	94,439
Other current assets	52,318	33,582

Total current assets	302,328	221,287

Non-current assets
Available-for-sale financial assets	—	1,339
Long-term equity investments	385,904	382,450
Investments in other equity instruments	479	—
Fixed assets	320,252	331,837
Oil and gas properties	518,617	547,073
Construction in progress	152,550	137,866
Intangible assets	55,121	54,813
Long-term prepaid expenses	21,881	21,768
Deferred tax assets	16,271	23,354
Other non-current assets	11,851	7,672

Total non-current assets	1,482,926	1,508,172

TOTAL ASSETS	1,785,254	1,729,459

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

2. Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	September 30, 2018	December 31, 2017
	RMB million	RMB million
Current liabilities
Short-term borrowings	83,762	84,770
Notes and accounts payable	95,617	119,429
Advances from customers	—	44,435
Contract liabilities	49,075	—
Employee compensation payable	12,838	5,051
Taxes payable	45,261	41,312
Other payables	88,600	24,086
Current portion of non-current liabilities	50,159	63,822
Other current liabilities	105	164

Total current liabilities	425,417	383,069

Non-current liabilities
Long-term borrowings	79,272	94,299
Debentures payable	85,000	85,000
Provisions	96,569	92,137
Other non-current liabilities	6,880	6,268

Total non-current liabilities	267,721	277,704

Total liabilities	693,138	660,773

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,872	127,881
Special reserve	9,186	7,503
Other comprehensive income	581	352
Surplus reserves	177,677	177,677
Undistributed profits	593,779	572,252

Total shareholders’ equity	1,092,116	1,068,686

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,785,254	1,729,459

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

3-1. Consolidated Income Statement

	Three months ended September 30
	2018	2017
Items	RMB million	RMB million
Operating income	601,111	481,795
Less: Cost of sales	(456,062)	(376,499)
Taxes and surcharges	(56,543)	(51,312)
Selling expenses	(16,918)	(16,522)
General and administrative expenses	(17,698)	(15,536)
Research and development expenses	(2,942)	(3,246)
Finance expenses	(4,504)	(5,828)
Including: Interest expenses	(5,581)	(5,517)
Interest income	1,038	658
Asset impairment losses	(148)	(128)
Credit losses	6	—
Add: Other income	2,288	1,153
Investment income	1,459	1,287
Including: Income from investment in associates and joint ventures	1,320	1,267
Gains/(losses) from asset disposal	14	(132)

Operating profit	50,063	15,032

Add: Non-operating income	606	1,108
Less: Non-operating expenses	(9,584)	(3,529)

Profit before taxation	41,085	12,611

Less: Taxation	(15,102)	(3,682)

Net profit	25,983	8,929

Classified by continuity of operations:
Net profit from continuous operation	25,983	8,929
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	21,035	4,688
Non-controlling interests	4,948	4,241

Earnings per share
Basic earnings per share (RMB Yuan)	0.115	0.026
Diluted earnings per share (RMB Yuan)	0.115	0.026

Other comprehensive income	5,517	1,156

Other comprehensive income attributable to equity holders of the Company, net of tax	3,733	2,068

(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(11)	—
(2) Items that may be reclassified to profit or loss:
Share of other comprehensive income of equity-accounted investee	489	(130)
Gains or losses arising from changes in fair value of available-for-sale financial assets	—	(359)
Translation differences arising from translation of foreign currency financial statements	3,255	2,557
Other comprehensive income (net of tax) attributable to non-controlling interests	1,784	(912)

Total comprehensive income	31,500	10,085

Attributable to:
Equity holders of the Company	24,768	6,756
Non-controlling interests	6,732	3,329

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

3-2. Consolidated Income Statement

	Nine months ended September 30
	2018	2017
Items	RMB million	RMB million
Operating income	1,709,933	1,457,704
Less: Cost of sales	(1,326,850)	(1,153,646)
Taxes and surcharges	(160,088)	(145,945)
Selling expenses	(47,880)	(46,660)
General and administrative expenses	(49,321)	(46,205)
Research and development expenses	(9,026)	(8,624)
Finance expenses	(14,211)	(17,156)
Including: Interest expenses	(16,690)	(16,849)
Interest income	2,472	1,847
Asset impairment losses	(162)	(393)
Credit losses	11	—
Add: Other income	6,724	3,654
Investment income	5,398	3,757
Including: Income from investment in associates and joint ventures	5,144	3,482
Gains from asset disposal	109	95

Operating profit	114,637	46,581

Add: Non-operating income	1,484	2,820
Less: Non-operating expenses	(14,630)	(8,961)

Profit before taxation	101,491	40,440

Less: Taxation	(38,168)	(10,550)

Net profit	63,323	29,890

Classified by continuity of operations:
Net profit from continuous operation	63,323	29,890
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	48,121	17,362
Non-controlling interests	15,202	12,528
Earnings per share
Basic earnings per share (RMB Yuan)	0.263	0.095
Diluted earnings per share (RMB Yuan)	0.263	0.095

Other comprehensive income	3,232	1,345

Other comprehensive income attributable to equity holders of the Company, net of tax	555	2,942

(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(111)	—
(2) Items that may be reclassified to profit or loss:
Share of other comprehensive income of equity-accounted investee	485	(254)
Gains or losses arising from changes in fair value of available-for-sale financial assets	—	(337)
Translation differences arising from translation of foreign currency financial statements	181	3,533
Other comprehensive income (net of tax) attributable to non-controlling interests	2,677	(1,597)

Total comprehensive income	66,555	31,235

Attributable to:
Equity holders of the Company	48,676	20,304
Non-controlling interests	17,879	10,931

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

4-1. Income Statement

	Three months ended September 30
	2018	2017
Items	RMB million	RMB million
Operating income	342,092	307,588
Less: Cost of sales	(245,079)	(236,415)
Taxes and surcharges	(44,338)	(43,150)
Selling expenses	(11,962)	(11,824)
General and administrative expenses	(12,478)	(10,508)
Research and development expenses	(2,142)	(2,478)
Finance expenses	(3,934)	(4,284)
Including: Interest expenses	(4,322)	(4,453)
Interest income	422	424
Asset impairment losses	(135)	(1)
Credit losses	5	—
Add: Other income	1,863	984
Investment income	3,935	3,459
Including: Income from investment in associates and joint ventures	663	767
Gains/(losses) from asset disposal	17	(101)

Operating profit	27,844	3,270

Add: Non-operating income	495	802
Less: Non-operating expenses	(5,196)	(702)

Profit before taxation	23,143	3,370

Less: Taxation	(8,055)	303

Net profit	15,088	3,673

Classified by continuity of operations:
Net profit from continuous operation	15,088	3,673
Net profit from discontinued operation	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	0.082	0.020
Diluted earnings per share (RMB Yuan)	0.082	0.020

Other comprehensive income	261	(116)

Other comprehensive income attributable to equity holders of the Company, net of tax	261	(116)

(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(1)	—
(2) Items that may be reclassified to profit or loss:
Share of other comprehensive income of equity-accounted investee	262	(133)
Gains or losses arising from changes in fair value of available-for-sale financial assets	—	17

Total comprehensive income	15,349	3,557

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

4-2. Income Statement

	Nine months ended September 30
	2018	2017
Items	RMB million	RMB million
Operating income	991,938	877,647
Less: Cost of sales	(732,186)	(675,164)
Taxes and surcharges	(127,145)	(124,310)
Selling expenses	(33,457)	(32,618)
General and administrative expenses	(33,135)	(31,400)
Research and development expenses	(7,515)	(7,267)
Finance expenses	(12,206)	(13,101)
Including: Interest expenses	(12,923)	(13,509)
Interest income	913	1,043
Asset impairment losses	(176)	(223)
Credit losses	12	—
Add: Other income	4,914	2,709
Investment income	28,139	22,336
Including: Income from investment in associates and joint ventures	3,069	2,416
Gains from asset disposal	126	98

Operating profit	79,309	18,707

Add: Non-operating income	1,150	2,126
Less: Non-operating expenses	(8,885)	(3,549)

Profit before taxation	71,574	17,284

Less: Taxation	(22,675)	1,583

Net profit	48,899	18,867

Classified by continuity of operations:
Net profit from continuous operation	48,899	18,867
Net profit from discontinued operation	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	0.267	0.103
Diluted earnings per share (RMB Yuan)	0.267	0.103

Other comprehensive income	229	(239)

Other comprehensive income attributable to equity holders of the Company, net of tax	229	(239)

(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(30)	—
(2) Items that may be reclassified to profit or loss:
Share of other comprehensive income of equity-accounted investee	259	(254)
Gains or losses arising from changes in fair value of available-for-sale financial assets	—	15

Total comprehensive income	49,128	18,628

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

5. Consolidated Cash Flow Statement

Items	Nine months ended September 30
	2018	2017
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,987,593	1,688,806
Refund of taxes	4,595	2,883
Cash received relating to other operating activities	2,791	3,566

Sub-total of cash inflows	1,994,979	1,695,255

Cash paid for goods and services	(1,341,748)	(1,079,824)
Cash paid to and on behalf of employees	(83,920)	(79,610)
Payments of various taxes	(250,420)	(248,766)
Cash paid relating to other operating activities	(61,954)	(42,760)

Sub-total of cash outflows	(1,738,042)	(1,450,960)

Net cash flows from operating activities	256,937	244,295

Cash flows from investing activities
Cash received from disposal of investments	10,913	2,155
Cash received from returns on investments	4,573	3,263
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	339	219

Sub-total of cash inflows	15,825	5,637

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(156,036)	(128,037)
Cash paid to acquire investments	(13,533)	(7,288)

Sub-total of cash outflows	(169,569)	(135,325)

Net cash flows used for investing activities	(153,744)	(129,688)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

5. Consolidated Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2018	2017
	RMB million	RMB million
Cash flows from financing activities
Cash received from capital contributions	877	320
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	877	320
Cash received from borrowings	575,157	591,295
Cash received relating to other financing activities	58	47

Sub-total of cash inflows	576,092	591,662

Cash repayments of borrowings	(614,093)	(604,412)
Cash payments for interest expenses and distribution of dividends or profits	(36,615)	(31,682)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(6,872)	(9,689)
Capital reduction of subsidiaries	(86)	(5)
Cash payments relating to other financing activities	—	(449)

Sub-total of cash outflows	(650,794)	(636,548)

Net cash flows used for financing activities	(74,702)	(44,886)

Effect of foreign exchange rate changes on cash and cash equivalents	3,192	(2,501)

Net increase in cash and cash equivalents	31,683	67,220
Add: Cash and cash equivalents at beginning of the period	136,121	97,931

Cash and cash equivalents at end of the period	167,804	165,151

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

6. Company Cash Flow Statement

Items	Nine months ended September 30
	2018	2017
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,155,062	1,021,857
Refund of taxes	3,282	1,850
Cash received relating to other operating activities	27,271	2,617

Sub-total of cash inflows	1,185,615	1,026,324

Cash paid for goods and services	(726,504)	(610,010)
Cash paid to and on behalf of employees	(58,759)	(57,000)
Payments of various taxes	(208,555)	(190,033)
Cash paid relating to other operating activities	(19,769)	(24,304)

Sub-total of cash outflows	(1,013,587)	(881,347)

Net cash flows from operating activities	172,028	144,977

Cash flows from investing activities
Cash received from disposal of investments	30,256	8,870
Cash received from returns on investments	26,480	24,247
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	292	200

Sub-total of cash inflows	57,028	33,317

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(108,863)	(79,288)
Cash paid to acquire investments	(29,551)	(9,916)

Sub-total of cash outflows	(138,414)	(89,204)

Net cash flows used for investing activities	(81,386)	(55,887)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

6. Company Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2018	2017
	RMB million	RMB million
Cash flows from financing activities
Cash received from borrowings	145,769	247,160
Cash received relating to other financing activities	13	47

Sub-total of cash inflows	145,782	247,207

Cash repayments of borrowings	(175,581)	(246,095)
Cash payments for interest expenses and distribution of dividends or profits	(24,061)	(20,881)

Sub-total of cash outflows	(199,642)	(266,976)

Net cash flows used for financing activities	(53,860)	(19,769)

Net increase in cash and cash equivalents	36,782	69,321
Add: Cash and cash equivalents at beginning of the period	44,432	15,201

Cash and cash equivalents at end of the period	81,214	84,522

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

B. Financial statements for the third quarter of 2018 prepared in accordance with IFRS

1-1 Consolidated Statement of Comprehensive Income

	Three months ended September 30
	2018	2017
	RMB million	RMB million
REVENUE	601,111	481,795

OPERATING EXPENSES
Purchases, services and other	(383,576)	(307,208)
Employee compensation costs	(34,158)	(29,081)
Exploration expenses, including exploratory dry holes	(5,258)	(6,952)
Depreciation, depletion and amortisation	(52,059)	(48,936)
Selling, general and administrative expenses	(18,693)	(19,565)
Taxes other than income taxes	(56,920)	(51,614)
Other expense, net	(6,460)	(1,562)

TOTAL OPERATING EXPENSES	(557,124)	(464,918)

PROFIT FROM OPERATIONS	43,987	16,877

FINANCE COSTS
Exchange gain	4,983	2,676
Exchange loss	(4,662)	(3,343)
Interest income	1,038	658
Interest expense	(5,581)	(5,517)

TOTAL NET FINANCE COSTS	(4,222)	(5,526)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	1,320	1,262

PROFIT BEFORE INCOME TAX EXPENSE	41,085	12,613
INCOME TAX EXPENSE	(15,101)	(3,682)

PROFIT FOR THE PERIOD	25,984	8,931

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Fair value loss from financial assets measured at fair value through other comprehensive income	(12)	—
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences	5,040	1,638
Fair value gains or losses from available-for-sale financial assets, net of tax	—	(352)
Share of the other comprehensive income/(loss) of associates and joint ventures accounted for using the equity method	489	(130)

OTHER COMPREHENSIVE INCOME , NET OF TAX	5,517	1,156

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	31,501	10,087

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	21,036	4,690
Non-controlling interests	4,948	4,241

	25,984	8,931

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	24,769	6,758
Non-controlling interests	6,732	3,329

	31,501	10,087

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.115	0.026

1-2 Consolidated Statement of Comprehensive Income

	Nine months ended September 30
	2018	2017
	RMB million	RMB million
REVENUE	1,709,933	1,457,704

OPERATING EXPENSES
Purchases, services and other	(1,102,623)	(937,764)
Employee compensation costs	(92,453)	(84,821)
Exploration expenses, including exploratory dry holes	(16,017)	(13,811)
Depreciation, depletion and amortisation	(166,433)	(165,046)
Selling, general and administrative expenses	(55,550)	(53,951)
Taxes other than income taxes	(161,076)	(146,986)
Other expense, net	(5,903)	(1,965)

TOTAL OPERATING EXPENSES	(1,600,055)	(1,404,344)

PROFIT FROM OPERATIONS	109,878	53,360

FINANCE COSTS
Exchange gain	13,257	6,185
Exchange loss	(12,567)	(7,576)
Interest income	2,472	1,847
Interest expense	(16,690)	(16,849)

TOTAL NET FINANCE COSTS	(13,528)	(16,393)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	5,144	3,477

PROFIT BEFORE INCOME TAX EXPENSE	101,494	40,444
INCOME TAX EXPENSE	(38,168)	(10,550)

PROFIT FOR THE PERIOD	63,326	29,894

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Fair value loss from financial assets measured at fair value through other comprehensive income	(134)	—
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences	2,881	1,954
Fair value gains or losses from available-for-sale financial assets, net of tax	—	(355)
Share of the other comprehensive income/(loss) of associates and joint ventures accounted for using the equity method	485	(254)

OTHER COMPREHENSIVE INCOME, NET OF TAX	3,232	1,345

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	66,558	31,239

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	48,124	17,366
Non-controlling interests	15,202	12,528

	63,326	29,894

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	48,679	20,308
Non-controlling interests	17,879	10,931

	66,558	31,239

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.263	0.095

2. Consolidated Statement of Financial Position

	September 30, 2018	December 31, 2017
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,658,442	1,702,813
Investments in associates and joint ventures	86,143	81,159
Available-for-sale financial assets	—	1,917
Financial assets measured at fair value through other comprehensive income	912	—
Advance operating lease payments	75,386	73,896
Intangible and other non-current assets	103,515	92,941
Deferred tax assets	20,859	26,724
Time deposits with maturities over one year	3,100	—

TOTAL NON-CURRENT ASSETS	1,948,357	1,979,450

CURRENT ASSETS
Inventories	176,950	144,669
Accounts receivable	69,874	53,143
Prepayment and other current assets	103,258	72,014
Notes receivable	17,939	19,215
Time deposits with maturities over three months but within one year	12,427	13,344
Cash and cash equivalents	154,460	122,777

TOTAL CURRENT ASSETS	534,908	425,162

CURRENT LIABILITIES
Accounts payable and accrued liabilities	335,103	343,819
Contract liabilities	78,830	—
Income taxes payable	22,215	9,533
Other taxes payable	35,878	47,898
Short-term borrowings	151,802	175,417

TOTAL CURRENT LIABILITIES	623,828	576,667

NET CURRENT LIABILITIES	(88,920)	(151,505)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,859,437	1,827,945

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	733,026	712,437
Reserves	301,401	298,062

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,217,448	1,193,520
NON-CONTROLLING INTERESTS	197,515	187,799

TOTAL EQUITY	1,414,963	1,381,319

NON-CURRENT LIABILITIES
Long-term borrowings	280,897	289,858
Asset retirement obligations	138,047	131,546
Deferred tax liabilities	11,159	12,660
Other long-term obligations	14,371	12,562

TOTAL NON-CURRENT LIABILITIES	444,474	446,626

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,859,437	1,827,945

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Zhang Jianhua	Chai Shouping

3. Consolidated Statement of Cash Flows

	Nine months ended September 30
	2018	2017
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	63,326	29,894
Adjustments for:
Income tax expense	38,168	10,550
Depreciation, depletion and amortisation	166,433	165,175
Capitalised exploratory costs charged to expense	8,167	9,128
Safety fund reserve	2,851	2,997
Share of profit of associates and joint ventures	(5,144)	(3,483)
Reversal of provision for impairment of receivables, net	(12)	(18)
Write down in inventories, net	115	283
Loss/(gain) on disposal of property, plant and equipment	7,145	(16)
Gain on disposal of other non-current assets	(141)	(76)
Loss on disposal of associates and joint ventures	—	(2)
Dividend income	(640)	—
Interest income	(2,472)	(1,847)
Interest expense	16,690	16,849
Changes in working capital:
Accounts receivable, prepayments and other current assets	(54,346)	(37,045)
Inventories	(32,395)	10,530
Accounts payable and accrued liabilities	71,882	66,042
Contract liabilities	11,654	—

CASH FLOWS GENERATED FROM OPERATIONS	291,281	268,961
Income taxes paid	(34,344)	(24,666)

NET CASH FLOWS FROM OPERATING ACTIVITIES	256,937	244,295

3. Consolidated Statement of Cash Flows (Continued)

	Nine months ended September 30
	2018	2017
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(148,080)	(124,552)
Acquisition of investments in associates and joint ventures	(630)	(1,300)
Acquisition of available-for-sale financial assets	—	(4)
Prepayments on long-term operating leases	(3,116)	(2,235)
Acquisition of intangible assets and other non-current assets	(4,840)	(1,250)
Proceeds from disposal of property, plant and equipment	256	208
Purchase of non-controlling interests	(3)	(2)
Acquisition of subsidiaries	—	(14)
Proceeds from disposal of other non-current assets	137	79
Interest received	1,991	1,322
Dividends received	2,582	1,941
Decrease in time deposits with maturities over three months	(2,041)	(3,881)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(153,744)	(129,688)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(477,468)	(460,246)
Repayments of long-term borrowings	(136,625)	(144,166)
Interest paid	(14,568)	(14,554)
Dividends paid to non-controlling interests	(6,872)	(9,689)
Dividends paid to owners of the Company	(15,175)	(7,439)
Increase in short-term borrowings	471,294	477,649
Increase in long-term borrowings	103,863	113,646
Capital contribution from non-controlling interests	877	320
Payments to non-controlling interests due to capital reduction of subsidiaries	(86)	(5)
Increase/(decrease) in other long-term obligations	58	(402)

NET CASH FLOWS FROM FINANCING ACTIVITIES	(74,702)	(44,886)

TRANSLATION OF FOREIGN CURRENCY	3,192	(2,501)

Increase in cash and cash equivalents	31,683	67,220
Cash and cash equivalents at beginning of the period	122,777	97,931

Cash and cash equivalents at end of the period	154,460	165,151

4. Segment Information

	Nine months ended September 30
	2018	2017
	RMB million	RMB million
Revenue
Exploration and Production
Intersegment sales	388,257	293,888
Revenue from external customers	84,869	66,509

	473,126	360,397
Refining and Chemicals
Intersegment sales	506,813	384,114
Revenue from external customers	130,813	127,821

	637,626	511,935
Marketing
Intersegment sales	196,830	127,201
Revenue from external customers	1,268,196	1,078,449

	1,465,026	1,205,650
Natural Gas and Pipeline
Intersegment sales	24,634	22,423
Revenue from external customers	225,396	184,155

	250,030	206,578
Head Office and Other
Intersegment sales	134	167
Revenue from external customers	659	770

	793	937
Total revenue from external customers	1,709,933	1,457,704

Profit/(loss) from operations
Exploration and Production	57,884	10,983
Refining and Chemicals	36,631	27,732
Marketing	6,424	5,734
Natural Gas and Pipeline	19,719	18,045
Head Office and Other	(10,780)	(9,134)

	109,878	53,360